         As filed with the Securities and Exchange Commission on March 22, 1999
                                                     Registration No. 333-71211

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ---------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                       ---------------------------------

                          ACCLAIM ENTERTAINMENT, INC.
             (Exact name of registrant as specified in its charter)

                       ---------------------------------

                              Delaware 38-2698904
                (State or other jurisdiction of incorporation or organization) (IRS Employer Identification No.)

                       ---------------------------------

                               One Acclaim Plaza
                           Glen Cove, New York 11542
                                 (516) 656-5000
   (Address and telephone number of registrant's principal executive offices)

                       ---------------------------------

                              Gregory E. Fischbach
                            Chief Executive Officer
                          Acclaim Entertainment, Inc.
                               One Acclaim Plaza
                           Glen Cove, New York 11542
                                 (516) 656-5000
           (Name, address and telephone number of agent for service)

               --------------------------------------------------

                                    Copy to:
                              Eric M. Lerner, Esq.
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
                           Telephone: (212) 940-8800

                       ---------------------------------

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. []

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. []


                        CALCULATION OF REGISTRATION FEE

Title of each class of                                Proposed maximum          Proposed maximum          Amount  of  registration
security to be registered  Amount to be registered(1) aggregate price per unit  aggregate offering price  fee (2)
Common Stock, par value
$0.02 per share,
underlying warrants......          217,979                       (1)                        (1)                         $607


(1) Estimated pursuant to Rule 457(o) under the Securities Act of 1933, solely for the purpose of determining the registration fee; with respect to (a) 216,014 shares, based on the estimated exercise price per share ($10.03) for the shares underlying the warrants determined in accordance with the Stipulation and Agreement of Compromise and Settlement, dated April 15, 1998, between Acclaim and the participants in such settlement and (b) 1,965 additional shares, based on the actual exercise price per share ($7.56) for the shares underlying the warrants in accordance with such stipulation.


(2)  Of such amount, $603 was previously paid.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED MARCH 22, 1999

                                   PROSPECTUS

                        --------------------------------

                          ACCLAIM ENTERTAINMENT, INC.

                         217,979 SHARES OF COMMON STOCK


Acclaim is offering and selling        The warrants are exercisable until April
217,979 shares of its common stock.    4, 2002. Each warrant entitles the
These shares are issuable upon the     holder to purchase one share of common
exercise of outstanding common         stock from Acclaim at an exercise price
stock purchase warrants. See           of $7.56 per share. Any proceeds from
"Issuance of Warrants;                 the exercise of the warrants will be
Determination of Exercise Price."      added to Acclaim's working capital.


SEE "RISK FACTORS" BEGINNING ON PAGE 1 FOR A DISCUSSION OF INVESTMENT FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE COMMON STOCK OFFERED AND SOLD WITH THIS PROSPECTUS.


Our common stock is traded on The Nasdaq Stock Market National Market System under the symbol "AKLM." On March 18, 1999, the last reported sale price of the common stock was $8.594 per share. Acclaim intends to list the warrants on the "over-the-counter" market.


Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                                March ____, 1999

                              TABLE OF CONTENTS

                                                                     Page Number



Risk Factors..........................................................      1
Information About Acclaim.............................................      8
Use of Proceeds.......................................................     11
Issuance of Warrants; Determination of Exercise Price.................     11
Plan of Distribution..................................................     11
Legal Proceedings.....................................................     12
Legal Matters.........................................................     12
Experts...............................................................     12
Forward-Looking Statements............................................     12
Where You Can Find More Information...................................     13


                            -------------------------

                                  RISK FACTORS

     Our future operating results depend upon many factors and are subject to various risks and uncertainties. The known material risks and uncertainties which may cause our operating results to vary from anticipated results or which may negatively affect our operating results and profitability are as follows:


IF N64 AND PLAYSTATION GAME CONSOLE AND SOFTWARE SALES DO NOT CONTINUE TO GROW, OUR REVENUES MAY NOT GROW


     In calendar 1998, the worldwide installed base of N64 and PlayStation game console units increased substantially and achieved significant market acceptance worldwide. Our software sales are dependent on the popularity of these game consoles and the size of their installed base. We anticipate that the installed base of N64 and PlayStation units will continue to grow in the short term. However, we cannot assure investors that the installed base of these game consoles will grow at the present rate, if at all. Also, we cannot give any assurance that our revenues from software for these game consoles will increase as their installed base increases.


INDUSTRY TRENDS, PLATFORM TRANSITIONS AND TECHNOLOGICAL CHANGE MAY ADVERSELY AFFECT OUR REVENUES AND PROFITABILITY


     The life cycle of existing game consoles and the market acceptance and popularity of new game consoles significantly affects the success of our products. We cannot guarantee that we will be able to predict accurately the life cycle or popularity of each game console. If we:


     o do not develop software for game consoles that achieve significant market acceptance;
     o discontinue development of software for a game console that has a longer than expected life cycle;
     o develop software for a game console that does not achieve a significant installed base; or
     o continue development of software for a game console that has a shorter than expected life cycle,


we may experience losses from operations. See "Information About Acclaim -- Historical Results" for a discussion of the industry transition to 32- and 64-bit game consoles and the related negative effects on our results of operations in fiscal 1996 and 1997.


     In addition, the cyclical nature of the video and PC games industry requires us continually to adapt our software development efforts to emerging hardware systems. We cannot guarantee that we will be successful in developing and publishing software for new hardware systems.


REVENUES ARE DEPENDENT ON TIMELY INTRODUCTION OF NEW TITLES


     The life cycle of a new title generally ranges from less than three months to upwards of 12 months, with the majority of sales occurring in the first 30 to 120 days after release. Therefore, we are constantly required to introduce new titles in order to generate revenues and/or to replace declining revenues from older titles. In the past, we have experienced significant delays in the introduction of new titles, which has had a negative impact on our results of operations. If we do not introduce titles on a timely basis, our future results of operations and profitability will be negatively affected.


     The timely shipment of a new title depends on various factors including:

     o    bug testing;
     o    approval by hardware licensors;
     o    approval by third-party licensors; and
     o in the case of Nintendo and Sony products, timely manufacture of our titles.


     It is likely that some of our titles will not be released in accordance with our internal development schedule or the expectations of public market analysts and investors. A significant delay in the introduction of one or more new titles could negatively affect sales and have a negative impact on our financial condition and results of operations.


     We cannot assure stockholders that our new titles will be released in a timely fashion. Factors such as competition for retail shelf space, consumer preferences and seasonality could result in the shortening of the life cycle for older titles and increase the importance of our ability to release new titles on a timely basis.


OUR FUTURE SUCCESS IS DEPENDENT ON OUR ABILITY TO RELEASE "HIT" TITLES


     The market for software is "hits" driven. Therefore, our future success depends on developing, publishing and distributing "hit" titles for game consoles with significant installed bases. If we do not publish "hit" titles in the future, our financial condition, results of operations and profitability could be negatively affected, as they were in fiscal 1996 and 1997. However, it is difficult to predict consumer preferences for titles, and few titles achieve sustained market acceptance. Sales of our then top four titles accounted for approximately 53% of gross revenues for fiscal 1998 and sales of our then top three titles accounted for approximately 69% of gross revenues for the first quarter of fiscal 1999. We cannot assure stockholders that we will be able to publish "hit" titles in the future.


IF PRODUCT RETURNS, PRICE PROTECTION AND CONCESSIONS EXCEED RESERVES, WE MAY INCUR LOSSES


     We are not contractually obligated to accept returns except for defective product. However, we may permit customers to return or exchange products and may provide price protection or concessions on products unsold by the customer. If our reserves for returns, exchanges, price protection and concessions are exceeded, our financial condition and results of operations will be negatively impacted. For information about the negative impact on our results of operations and liquidity in fiscal 1996 arising from a shortfall in our reserves, see "Information About Acclaim -- Historical Results."


     Our management makes significant estimates and assumptions regarding allowances for estimated product returns, price protection and concessions in preparing our financial statements. We establish reserves taking into account the potential for product returns, price protection and concessions based primarily on:


     o    market acceptance of products in retail inventories;
     o    level of retail inventories;
     o    seasonality; and
     o    historical return rates.


     We believe that our November 30, 1998 reserves for future returns, exchanges, price protection and concessions are adequate. However, we cannot guarantee the adequacy of our current or future reserves.

IF WE ARE UNABLE TO OBTAIN OR RENEW LICENSES FROM HARDWARE DEVELOPERS, WE WILL NOT BE ABLE TO RELEASE SOFTWARE FOR GAME CONSOLES


     We are substantially dependent on each hardware developer:


     o as the sole licensor of the specifications needed to develop software for its game consoles;
     o in the case of Nintendo and Sony, as the sole manufacturer of the software developed by us for its game consoles;
     o to protect the intellectual property rights to its game consoles and technology; and
     o to discourage unauthorized persons from producing software for its game consoles.


     Substantially all our revenues have historically been derived from sales of software for game consoles. See "Information About Acclaim -- Historical Information." If we cannot obtain licenses to develop software from developers of new game consoles or if any of our existing license agreements are terminated, we will not be able to release software for game consoles, which would have a negative impact on our results of operations and profitability. We cannot assure stockholders that, at the end of their current terms, we will be able to obtain extensions or that we will be successful in negotiating definitive license agreements with developers of new game consoles.


     Our revenue growth may also be dependent on the hardware developers. In the past, some of our license agreements have limited the number of titles we could release in a given period. This limitation restricted our sales growth, revenues and profitability. If new license agreements contain similar limitations, our revenues and profitability will be negatively impacted.


INCREASED PRODUCT DEVELOPMENT COSTS MAY ADVERSELY AFFECT PROFITABILITY


     We anticipate that our future research and development expenses will continue to increase as a percentage of net revenues as compared to fiscal 1998. This increase is due to our planned release of a higher number of titles and increasing software development costs. If these expenses are not carefully monitored and capped, our profitability will be negatively impacted.


INABILITY TO PROCURE COMMERCIALLY VALUABLE INTELLECTUAL PROPERTY LICENSES MAY PREVENT PRODUCT RELEASES OR RESULT IN REDUCED PRODUCT SALES


     Our titles often embody trademarks, tradenames, logos or copyrights licensed to us by third parties, such as the NBA, the NFL or their respective players' associations. We may not be successful in acquiring or renewing licenses to property rights with significant commercial value. The loss of one or more of these licenses could prevent our release of a title or limit its economic success. In addition, we cannot assure stockholders that these licenses will be available on reasonable terms or at all.


     License agreements relating to these rights generally extend for a term of two to three years. The agreements are terminable upon the occurrence of a number of factors, including:


     o    our material breach of the agreement;
     o    our failure to pay amounts due to the licensor in a timely manner; or
     o    our bankruptcy or insolvency.


IF WE DO NOT COMPETE SUCCESSFULLY, DEMAND FOR OUR PRODUCTS MAY BE REDUCED


     The video and PC games market is highly competitive. Only a small percentage of titles introduced in the market achieve any degree of sustained market acceptance. If our titles are not successful, our operations and profitability will be negatively impacted. We cannot guarantee that our titles will compete successfully.


     Competition is based primarily upon:


     o    quality of titles;
     o    access to retail shelf space;
     o    product features;
     o    the success of the game console for which the title is written;
     o    price of titles;
     o    the number of titles then available; and
     o    marketing support.


     Our chief competitor is the developer of the game console, to whom we pay royalties and/or manufacturing charges. The hardware developers have a price, marketing and distribution advantage with respect to software marketed by them. Our competitors vary in size from very small companies with limited resources to very large corporations with greater financial, marketing and product development resources than us, such as Nintendo, Sega and Sony. Our competitors also include a number of independent software publishers licensed by the hardware developers.


     As each hardware cycle matures, significant price competition and reduced profit margins may result. In addition, competition from new technologies may reduce demand in markets in which we have traditionally competed. If there is prolonged price competition or reduced demand as a result of competing technologies, our operations and liquidity could be negatively impacted.


REVENUES VARY DUE TO THE SEASONAL NATURE OF VIDEO AND PC GAME SOFTWARE PURCHASES


     The video and PC games industry is highly seasonal. Typically, net revenues are highest in the last calendar quarter, decline in the first calendar quarter, are lower in the second calendar quarter and increase in the third calendar quarter. The seasonal pattern is due primarily to the increased demand for software during the year-end holiday selling season and the reduced demand for software during the summer months. However, our earnings vary significantly and are materially affected by releases of "hit" titles and, accordingly, may not necessarily reflect the seasonal patterns of the industry as a whole. See "-- Fluctuations in Quarterly Operating Results Lead to Unpredictability of Our Revenues and Income" below. We expect that operating results will continue to fluctuate significantly in the future.


FLUCTUATIONS IN QUARTERLY OPERATING RESULTS LEAD TO UNPREDICTABILITY OF OUR REVENUES AND INCOME


     The timing of release of new titles can cause material quarterly revenues and earnings fluctuations. A significant portion of revenues in any quarter is often derived from sales of new titles introduced in that quarter or in the immediately preceding quarter. If we are unable to begin volume shipments of a significant new title during the scheduled quarter, our revenues and earnings will be negatively affected in that quarter. In addition, because a majority of the unit sales for a title typically occur in the first 30 to 120 days following its introduction, earnings may increase significantly in a period in which a major title is introduced and may decline in the following period or in periods in which there are no major title introductions.


         Quarterly operating results also may be materially impacted by factors including (1) the level of market acceptance or demand for titles and (2) the level of development and/or promotion expenses for a title. Consequently, if net revenues in a period are below expectations, our net income and financial position in that period are likely to be affected negatively.

IF CASH FLOWS FROM OPERATIONS ARE NOT SUFFICIENT TO MEET OUR NEEDS, WE MAY BE FORCED TO SELL ASSETS, REFINANCE OUR DEBT OR DOWNSIZE OUR OPERATIONS


     Acclaim generally experienced negative cash flows from operations in fiscal 1996 and 1997. As a result, in those years, Acclaim sold assets, refinanced debt and downsized operations. Insufficient liquidity in the future may require us to take similar actions. We believe that our cash flows from operations in fiscal 1999 will be sufficient to cover our operating expenses and the current obligations we must pay in the remainder of fiscal 1999. Our belief is based on:


     o the anticipated continued growth of the installed base of the current 32-bit and 64-bit game consoles,
     o the anticipated continued growth of the 32-bit and 64-bit software market,
     o    the anticipated success of our 32-bit and 64-bit titles, and
     o    the resulting continued growth of our net revenues.


See " -- Industry Trends, Platform Transitions and Technological Change may Adversely Affect Our Revenues and Profitability" above. However, we cannot assure investors that our operating expenses and current obligations will be significantly less than the cash flows available from operations in fiscal 1999 or in the future. For information about our negative cash flow from operations in prior periods and its effect on our operations, see "Information About Acclaim -- Historical Results."


HIGH DEBT LEVEL MAY RESTRICT OUR FLEXIBILITY IN OPERATIONS AND BUSINESS
EXPANSION


     At November 30, 1998, Acclaim had total debt of approximately $52 million. Our debt level may limit our ability to obtain additional debt financing in the future, or to pursue possible expansion of our business or acquisitions. High debt levels could also limit our flexibility in reacting to changes in the video and PC games industry and general economic conditions. These limitations make us more vulnerable to adverse economic conditions and restrict our ability to withstand competitive pressures or take advantage of business opportunities. Some of our competitors currently have a lower debt level than us, and are likely to have significantly greater operating and financing flexibility.


ABILITY TO SERVICE DEBT AND PRIOR RIGHTS OF CREDITORS MAY ADVERSELY AFFECT HOLDERS OF COMMON STOCK


     We believe that our cash flows from operations in fiscal 1999 will be sufficient to make all interest and principal payments on a timely basis. However, if our cash flow from operations in fiscal 1999 or beyond is insufficient to make interest and principal payments when due, we may have to restructure our indebtedness. We cannot guarantee that we will be able to restructure or refinance our debt on satisfactory terms. In addition, restructuring or refinancing may not be permitted by the terms of our existing indebtedness. We cannot assure investors that our future operating cash flows will be sufficient to meet our debt service requirements or to repay our indebtedness at maturity.


     If we violate the financial or other covenants contained in our bank agreements or in the indenture governing our outstanding convertible notes, we will be in default under our loan agreements and/or the indenture. If a default occurs and is not waived by the lender, the lender could seek remedies against us, including:


     o    penalty rates of interest;
     o    immediate repayment of the debt; and/or
     o    the foreclosure on any assets securing the debt.


We expect to comply with our covenants but we cannot guarantee that we will be able to do so. In addition, factors beyond our control may result in future covenant defaults or a payment default. We may not be able to obtain waivers of any future default. If we become insolvent, are liquidated or reorganized, after payment to the creditors, there may be insufficient assets remaining for a distribution to our stockholders.


     In order to meet our debt service obligations, from time to time we also depend on dividends, advances and transfers of funds from our subsidiaries. State and foreign law regulate the payment of dividends by our subsidiaries, which is also subject to the terms of existing bank agreements and the indenture. A significant portion of our assets, operations, trade payables and indebtedness is located at our subsidiaries. The creditors of the subsidiaries would generally recover from these assets on the obligations owed to them by the subsidiaries before any recovery by our creditors and before any assets are distributed to our stockholders.


PREVALENCE OF ILLEGAL COPYING OF SOFTWARE COULD ADVERSELY AFFECT SALES


     In order to protect our software and proprietary rights, we rely mainly on a combination of:


     o    copyrights;
     o    trade secret laws;
     o    patent and trademark laws; and
     o    nondisclosure agreements.


     However, existing U.S. and international laws afford only limited protection. An unauthorized person may be able to copy our software or otherwise obtain and use our proprietary information. If a significant amount of illegal copying of software published or distributed by us occurs, our product sales could be adversely impacted. Policing illegal use of software is extremely difficult, and software piracy is expected to persist. In addition, the laws of some foreign countries in which our software is distributed do not protect us and our intellectual property rights to the same extent as the laws of the U.S. We cannot guarantee that our attempts to protect our proprietary rights will be adequate.


INFRINGEMENT COULD LEAD TO COSTLY LITIGATION AND/OR THE NEED TO ENTER INTO LICENSE AGREEMENTS, WHICH MAY RESULT IN INCREASED OPERATING EXPENSES


     Existing or future infringement claims by or against us may result in costly litigation or require us to license the proprietary rights of third parties, which could have a negative impact on our results of operations, liquidity and profitability.


     We believe that our proprietary rights do not infringe on the proprietary rights of others. However, as the number of titles in the industry increases, we believe that claims and lawsuits with respect to software infringement will also increase. From time to time, third parties have asserted that some of our titles infringe upon their intellectual property rights. We have also asserted that third parties have likewise infringed our proprietary rights. These infringement claims have sometimes resulted in litigation by and against us. To date, none of these claims has negatively impacted our ability to develop, publish or distribute our software. We cannot guarantee that future infringement claims will not occur or that they will not negatively impact our ability to develop, publish or distribute our software.


FACTORS SPECIFIC TO INTERNATIONAL SALES MAY RESULT IN REDUCED REVENUES AND/OR INCREASED COSTS


     International sales have historically represented material portions of our revenues and we expect that international sales will continue to account for a significant portion of our revenues in future periods. Sales in foreign countries may involve expenses incurred to customize titles to comply with local laws. In addition, titles that are successful in the domestic market may not be successful in foreign markets due to different consumer preferences. International sales are also subject to fluctuating exchange rates and may be affected by the recent adoption of a single currency in much of Europe. See " -- Our Pricing and Marketing Strategies in Europe may be Negatively Impacted by the Euro Conversion" below. These and other factors specific to international sales may result in reduced revenues and/or increased costs.


LOSS OF KEY EMPLOYEES MAY NEGATIVELY IMPACT OUR SUCCESS


     Our success depends on our ability to identify, hire and retain skilled personnel. The software industry is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with technical, marketing, sales, product development and management skills. We may not be able to attract and retain skilled personnel or may incur significant costs in order to do so.


     In particular, we are highly dependent upon the management services of Gregory Fischbach, co-chairman of the board and chief executive officer, and James Scoroposki, co-chairman of the board and senior executive vice president. If we were to lose either of their services, our business would be negatively impacted. Although we have employment agreements with Messrs. Fischbach and Scoroposki, they may leave or compete with us in the future. If we are unable to attract additional qualified employees or retain the services of key personnel, our business could be negatively impacted.


CHARTER AND ANTI-TAKEOVER PROVISIONS COULD NEGATIVELY AFFECT RIGHTS OF HOLDERS OF COMMON STOCK


     The board of directors has the authority to issue shares of preferred stock and to determine their characteristics without stockholder approval. This authority is limited by the indenture governing our outstanding notes. If we issue preferred stock, the rights of common stockholders may be negatively affected by the rights of preferred stockholders. Moreover, if we issue preferred stock, it could become more difficult for a third party to acquire a majority of our outstanding voting stock.


     Acclaim is also subject to anti-takeover provisions of Delaware corporate law, which may impede a tender offer, change in control or takeover attempt that is opposed by the board. In addition, employment arrangements with some members of management provide for severance payments upon termination of their employment if there is a change in control.


OUR STOCK PRICE IS VOLATILE AND STOCKHOLDERS MAY NOT BE ABLE TO RECOUP THEIR INVESTMENT


     There is a history of significant volatility in the market prices of companies engaged in the software industry, including Acclaim. Movements in the market price of our common stock from time to time have negatively affected our stockholders' ability to recoup their investment in the stock. The price of our common stock is likely to continue to be highly volatile, and stockholders may not be able to recoup their investment. If our future revenues, profitability or product releases do not meet expectations, the price of our common stock may be negatively affected.


YEAR 2000 COMPLIANCE IS NOT ASSURED


     Until recently, computer programs were generally written using two digits rather than four to define the applicable year. Accordingly, these programs may be unable to distinguish properly between the year 1900 and the year 2000. Failure to correct our systems to become "Year 2000 compliant" may result in systems failures or miscalculations causing disruptions of operations, including a temporary inability to process transactions, send invoices, or engage in similar normal business activities. We cannot guarantee that our systems will be Year 2000 compliant in a timely manner.

     Our systems also rely on third-party systems, including those of our vendors, customers, manufacturers, outside developers, and financial institutions associated with us. We rely on third-party information about their compliance programs and we cannot determine potential errors on the part of external service suppliers. Accordingly, we cannot guarantee that our information systems or operations will not be affected by third-party mistakes or third-party failures to become Year 2000 compliant. We cannot guarantee that the third-party systems on which our systems rely will be timely converted or that any failure to convert by another company would not have a negative effect on our systems.


     We do not currently have any contingency plans in place to address the failure of timely conversion of our and/or third-party systems in respect of the Year 2000 issue. Our failure to address any unforeseen Year 2000 issues could negatively impact our results of operations.


OUR PRICING AND MARKETING STRATEGIES IN EUROPE MAY BE NEGATIVELY IMPACTED BY THE EURO CONVERSION


     The January 1, 1999 adoption of the Euro has created a single-currency market in much of Europe. We do not anticipate that our operating systems will be negatively impacted by the conversion to the Euro. However, due to numerous uncertainties, we cannot reasonably estimate the effect that the conversion to the Euro will have on our pricing or marketing strategies. If our pricing or marketing strategies are negatively impacted, the Euro conversion may have a negative impact on our revenues.


                            INFORMATION ABOUT ACCLAIM


GENERAL


     We develop, publish and distribute video and PC games software for use with game consoles and PCs on a worldwide basis. We own and operate four development studios located in the U.S. and the U.K. where we develop, or create, our own software. From time to time, we hire independent developers to create software for us. We publish, or release to the public under our brand names, software developed by us as well as by those third-party developers. We distribute our software directly in North America, the U.K., Germany, France and Australia. We also distribute software developed and published by third parties and develop and publish (1) strategy guides relating to our software and (2) comic book magazines.


     Our operating strategy is to develop and maintain a core of "key" brands of software titles, such as Turok, NFL Quarterback Club and All Star Baseball. We focus on developing and publishing software for the game consoles that are popular at a given time or which we believe will become popular. Currently, we are focused on developing software for:


     o    Nintendo's N64 game console;
     o    Nintendo's portable GameBoy Color console;
     o    Sony's PlayStation game console;
     o    Sony's next generation game console;
     o Sega's Dreamcast game console, which has been available in Japan since late 1998; and
     o    PCs.


Our console titles are primarily sports simulation and arcade-style performance games, and our PC titles are primarily fantasy/role-playing, real-time simulation, adventure and sports simulation games.


     Our industry is characterized by rapid technological changes mostly due to:

     o the introduction of game consoles incorporating more powerful processors and operating systems;
     o    the impact of technological changes embodied in PCs;
     o    the development of electronic and wireless delivery systems; and
     o    the entry and participation of new companies in the industry.


These and other factors have resulted in successive introductions of increasingly advanced game consoles and PCs. To date, no single game console or PC system has achieved long-term dominance in the console and PC games market. Therefore, Acclaim must continually anticipate hardware product cycles and adapt its software development processes for emerging hardware. The process of developing software is extremely complex and we expect it to become more complex and expensive in the future as more powerful and complex hardware is introduced.


     The following table shows the percent of gross revenues derived from our sales of software for the indicated game consoles in the indicated periods:


Title                   Fiscal Year ended August 31,  Quarter ended November 30,
                       1996       1997       1998       1997           1998
Nintendo-compatible    29%         41%        60%        75%            62%
Sega-compatible        36%         12%        1%         *              *
Sony-compatible        19%         28%        30%        15%            31%

----------
* represents less than 1%

     Acclaim's future sales growth and profitability are mostly dependent on:


     o    the growth of the video and PC games software market; and
     o Acclaim's ability to develop and publish "hit" titles for game consoles with significant installed bases.


HISTORICAL RESULTS


     In 1994, Acclaim believed that software sales for Nintendo's and Sega's 16-bit game consoles would continue to decrease overall, but would remain substantial through the 1996 holiday season. This belief was based on:


     o    then available information; and
     o Acclaim's historical experience with the transition from 8-bit to 16-bit consoles, the forerunners to the more powerful consoles available today.


Acclaim anticipated that, while sales of its 32-bit and PC software in fiscal 1996 would grow as compared to fiscal 1995, the majority of its revenues in fiscal 1996 would still be derived from 16-bit software sales. However, 16-bit software sales decreased much more rapidly than anticipated. Acclaim's holiday 1995 16-bit software sales were substantially lower than anticipated and, by April 1996, Acclaim decided to exit the 16-bit software market. In connection with that decision, Acclaim recorded a charge of approximately $48.9 million in the second quarter of fiscal 1996 to adjust accounts receivable and inventories at February 29, 1996 to their estimated net realizable values.

     Acclaim recorded a loss from operations of $274.5 million and a net loss of $221.4 million for fiscal 1996. The net loss for the year included:


     o    write-offs of receivables;
     o    the establishment of additional receivables and inventory reserves;
     o    severance charges incurred in connection with a company downsizing;
     o    the reduction of prepaid royalties to their net realizable value; and
     o    an operating loss for the year.


     Acclaim recorded a loss from operations of $150.9 million and a net loss of $159.2 million for fiscal 1997. The net loss for the year included:


     o    a charge for claims and litigations;
     o a write-down of goodwill to reduce the carrying value of the goodwill associated with our subsidiary, Acclaim Comics, Inc., to its estimated undiscounted cash flows; and
     o    downsizing charges.


     Acclaim's liquidity and profitability in fiscal 1996 were negatively impacted by increased software development costs and increased general and administrative expenses. Acclaim's fixed costs relating to the development of software and its general and administrative expenses substantially increased in this period due to the acquisitions of development studios in 1995, two of which were completed in fiscal 1996.


     Acclaim used net cash in operations of approximately $38.3 million in fiscal 1996 and approximately $29.2 million in fiscal 1997. A tax refund of approximately $54.0 million had a positive impact on net cash from operating activities in fiscal 1997.


     In order to provide liquidity, we took a number of actions in fiscal 1997 and 1998, including:


     o    significantly reducing the number of our employees;
     o    consolidating our development studio operations;
     o selling most of the net assets of our subsidiary, Acclaim Redemption Games, Inc.;
     o    eliminating our coin-operated games operations; and
     o completing an offering of $50 million of 10% convertible subordinated notes.


We used approximately $16 million of the net proceeds from the notes offering to retire a term loan from Midland Bank plc and $2 million to pay down a portion of a mortgage loan from Fleet Bank.


     Acclaim recorded earnings from operations of $24.7 million and net earnings of $20.7 million for fiscal 1998. Acclaim also derived net cash from operations of approximately $23.3 million in fiscal 1998. The improved results for fiscal 1998 primarily resulted from increased sales in the U.S. of Acclaim's 64-bit and, to a lesser extent, 32-bit software. They also reflect significantly reduced operating expenses resulting primarily from the actions described above.


     Acclaim recorded net earnings of $8.0 million in the first quarter of fiscal 1998 and $10.3 million in the first quarter of fiscal 1999. The fiscal 1999 period results primarily reflect increased U.S. sales of

Acclaim's 32-bit and 64-bit software. Acclaim derived net cash from operations of approximately $7.1 million in the first quarter of fiscal 1998 and $11.4 million in the first quarter of fiscal 1999. The results for the first quarter of fiscal 1998 and 1999 also reflect significantly reduced operating expenses as compared to prior periods. We anticipate that revenues from the sale of N64 and PlayStation software will continue to grow in the second quarter of fiscal 1999 and for fiscal 1999 as a whole. However, for fiscal 1999 as a whole, we do not anticipate that we will achieve our fiscal 1998 growth rate. We cannot give any assurance as to the future growth of the installed base of 32-bit and 64-bit game consoles, the future growth of the 32-bit and 64-bit software market or of our future results of operations and profitability.


                             ---------------------



     You should not use historical trends or factors affecting our operating results and financial condition to anticipate results or trends in future periods. See "Risk Factors" above. Also, you should not consider historic financial performance as a reliable indicator of future performance.


                              ---------------------



OTHER INFORMATION


     A Delaware corporation, Acclaim was founded in 1987. Our principal executive offices are located at One Acclaim Plaza, Glen Cove, New York 11542, and our main telephone number is (516) 656-5000. Our Internet website is: http://www.acclaim.net. Information contained on our website should not be deemed part of this prospectus.


                                 USE OF PROCEEDS


     Any proceeds from the exercise of the warrants will be added to Acclaim's working capital.


              ISSUANCE OF WARRANTS; DETERMINATION OF EXERCISE PRICE


     Acclaim issued the warrants in settlement of a class action lawsuit and pursuant to an exemption from registration under applicable U.S. securities laws. The warrants have an aggregate value of $750,000 as calculated under the agreement settling the lawsuit. The aggregate value and the $7.56 per share exercise price of the warrants were determined in arm's-length negotiations between Acclaim and counsel for the plaintiffs in the class action lawsuit.

                              PLAN OF DISTRIBUTION

     The shares of common stock issuable upon the exercise of the warrants will be offered solely by Acclaim. No underwriters are participating in this offering. The warrants are exercisable in accordance with the terms of a warrant agreement between Acclaim and American Securities Transfer & Trust, Inc., the warrant agent.


     Acclaim has agreed to indemnify the holders of the warrants, their officers, directors, partners, employees, agents, counsel, plaintiffs' lead counsel and each person who controls each holder of the warrants, as determined under applicable securities laws, against liabilities relating to this offering, including liabilities under the Securities Act. Expenses of this offering, estimated at $25,000, will be borne in full by Acclaim.

                                LEGAL PROCEEDINGS

     Acclaim, Iguana Entertainment, Inc. and Gregory E. Fischbach were sued in an action entitled Jeffery Spangenberg vs. Acclaim Entertainment, Inc., Iguana Entertainment, Inc., and Gregory Fischbach filed in August 1998 in the District Court of Travis County, Texas (Cause No. 98-09418). The plaintiff alleges that the defendants (1) breached their employment obligations to the plaintiff, (2) breached a Texas statute covering wage payment obligations based on their alleged failure to pay bonuses to the plaintiff, and (3) made fraudulent misrepresentations to the plaintiff in connection with the plaintiff's employment relationship with Acclaim, and accordingly, seeks unspecified damages. Acclaim intends to defend this action vigorously.


     The SEC has issued orders directing a private investigation relating to, among other things, Acclaim's earnings estimate for fiscal 1995 and its decision in the second quarter of fiscal 1996 to exit the 16-bit market. Acclaim has provided documents to the SEC, and the SEC has taken testimony from company representatives. Acclaim intends fully to cooperate with the SEC in its investigation. No assurance can be given as to whether this investigation will result in any litigation or as to the outcome of this matter.


     Acclaim is also party to various litigations arising in the ordinary course of business. Acclaim believes that the outcome of these litigations will not have a material adverse effect on its liquidity or results of operations.

                                  LEGAL MATTERS

     Rosenman & Colin LLP, 575 Madison Avenue, New York, New York 10022 will pass upon the validity of the shares offered by this prospectus for Acclaim.


                                     EXPERTS



     The consolidated financial statements and schedule of Acclaim and its subsidiaries as of August 31, 1998 and 1997 and for each of the years in the three-year period ended August 31, 1998 have been incorporated by reference in this prospectus and in the registration statement of which it forms a part in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.


                           FORWARD-LOOKING STATEMENTS


     This prospectus includes discussions of future expectations and contains projections of results of operations or financial condition or other "forward-looking" information. Those statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those contemplated by the statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors." Given the significant risks and uncertainties inherent in the forward-looking statements included in this prospectus, the inclusion of these statements is not a representation by us or any other person that our objectives and plans will be achieved.

                       WHERE YOU CAN FIND MORE INFORMATION


     Acclaim is required to file periodic reports, proxy and information statements and other information with the SEC. You may read any materials filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Acclaim's SEC filings are also available to the public on the SEC's Internet website located at http://www.sec.gov.


     Acclaim has filed with the SEC a registration statement on Form S-3 under the Securities Act covering the issuance of the common stock underlying the warrants. This prospectus is part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information included in the registration statement or in the exhibits to the registration statement. For further information with respect to Acclaim and the securities offered by this prospectus, you should read the registration statement and the exhibits filed with the registration statement. You may obtain copies of the registration statement and exhibits from the SEC upon payment of a fee prescribed by the SEC or examine the documents, free of charge, at the public reference facilities referred to above. A summary in this prospectus of any document filed as an exhibit to the registration statement, although materially complete, does not summarize all of the information in that document. You should read the exhibit for a more complete understanding of the document or matter involved.


     Acclaim has also filed the following documents with the SEC under the Securities Exchange Act of 1934 and they are incorporated into this document by reference:


     (1) Annual Report on Form 10-K for the fiscal year ended August 31, 1998 filed on November 6, 1998 (File No. 0-16986);


     (2) Acclaim's Quarterly Report on Form 10-Q for the period ended November 30, 1998 filed on January 14, 1999 (File No. 0-16986); and


     (3) The information regarding Acclaim's common stock contained in the Registration Statement on Form 8-A, filed on June 8, 1988 (File No. 0-16986), as amended by the Current Report on Form 8-K, filed on August 25, 1989 (File No. 33-9460-C), relating to the one-for-two reverse stock split effected by Acclaim.


     Any document Acclaim files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date it is filed.


     Acclaim will provide to each person to whom this prospectus is delivered and who makes a written or oral request, free of charge, a copy of any document referred to above which has been incorporated into this prospectus by reference, except exhibits to the document. Requests for these documents should be sent to the Secretary, Acclaim Entertainment, Inc., One Acclaim Plaza, Glen Cove, New York 11542. Telephone requests for copies should be made to the Secretary at
(516) 656-5000.

     You should rely only on the information provided in this prospectus or incorporated by reference into this prospectus. No person has been authorized to provide you with different information and you should not rely on any information you receive or representations made that are not contained in, or incorporated by reference into, this prospectus.


     This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


     The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate after the date on the cover page.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 16. EXHIBITS

EXHIBIT
NUMBER             DESCRIPTION

        3.1   --    Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Registration
                    Statement on Form S-1, filed on April 21, 1989, as amended
                    (Registration No. 33-28274) (the "1989 S-1")

        3.2   --    Amendment to the Certificate of Incorporation of the
                    Registrant (incorporated by reference to Exhibit 3.2 to the 1989 S-1)

        3.3   --    Amendment to the Certificate of Incorporation of the
                    Registrant (incorporated by reference to Exhibit 4(d) to the Registrant's Registration Statement on Form S-8, filed on
                    May 19, 1995 (Registration No. 33-59483) (the "1995 S-8")

        3.4   --    Amended and Restated By-Laws of the Registrant (incorporated by reference to Exhibit 4(e) to the 1995 S-8)

        4.1   --    Specimen form of the Registrant's common stock certificate
                    (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the year ended
                    August 31, 1989, as amended (File No. 0-16986)

        4.2   --    Form of Warrant Agreement between the Registrant and
                    American Securities Transfer & Trust, Inc., as warrant agent, relating to the Warrants (previously filed with this registration statement)


        4.3   --    Form of Warrant Certificate relating to the Warrants
                    (previously filed with this registration statement)


          5   --    Opinion of Rosenman & Colin LLP (previously filed with this registration statement)

      *23.1   --    Consent of KPMG LLP
       23.3   --    Consent of Rosenman & Colin LLP (included in Exhibit 5)

       24.1   --    Power of Attorney (previously filed with this registration statement)

----------

   * FILED HEREWITH.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Nassau and State of New York on March 19, 1999.

                                            ACCLAIM ENTERTAINMENT, INC.



                                            By /s/
                                               ---------------------------------
                                                      Gregory E. Fischbach
                                                      Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


           Signature                       Title                      Date
           ---------                       -----                      ----

/s/                               Co-Chairman of the Board;      March 19, 1999
--------------------------        Chief Executive Officer;
Gregory E. Fischbach              President; Director


/s/                               Co-Chairman of the Board;      March 19, 1999
--------------------------        Senior Executive
James R. Scoroposki               Vice President; Treasurer;
                                  Secretary; Acting Chief
                                  Financial and Accounting
                                  Officer; Director


/s/                               Director                       March 19, 1999
--------------------------
Kenneth L. Coleman


/s/                               Director                       March 19, 1999
--------------------------
Bernard J. Fischbach


/s/                               Director                       March 19, 1999
--------------------------
Robert H. Groman


/s/                               Director                       March 19, 1999
--------------------------
James Scibelli


/s/                               Director                       March 19, 1999
--------------------------
Michael Tannen